Mail Stop 6010

July 5, 2006

Mr. Richard Smith
President and Chief Executive Officer
First Mercury Financial Corporation
29621 Northwestern Highway
Southfield, Michigan 48034

Re: First Mercury Financial Corporation
Form S-1 Registration Statement
File No. 333-134573

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1.   We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

- Summary Financial Data
- Use Of Proceeds
- Capitalization
- Dilution
- The Option Grants Table
- Shares Eligible For Future Sale
- The Principal Stockholders Table
- Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2.   Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Cautionary Statement Regarding Forward Looking Statements

3.   Please relocate this section so that it appears somewhere in the document after the risk factor disclosure.

Summary – page 1

4.   In the last sentence of the introductory paragraph you indicate that "certain" insurance terms used in the prospectus are defined in the "Glossary of Selected Insurance Terms." Please note that industry jargon should not appear in the forefront of the prospectus unless you cannot convey necessary information without using the terms. If an industry term must be used in the forefront of the prospectus, you need to explain what the term means at the first place it appears rather than in a glossary located somewhere else in the document. Please revise the entire forefront of the prospectus accordingly.

5.   In the second paragraph under "Overview" please explain what the term "core principle" means. Also explain what the significance of a combined ratio is.

6.   In the third paragraph under "Overview" you present financial information using a non-GAAP measure you call "premiums produced." Please delete this discussion.

7.   In the last paragraph on page 1 and again on page 70, you refer to your "cumulative loss and allocated loss adjustment expense ratio." If you retain the term in either the summary or on page 70, you should disclose what it is, how you compute it, and what information you intend to convey to an investor by using it. We have also noted that in 2005, as a result of the changes in your business, only 39% of your total premiums were attributable to security classes of insurance. Given the changes in the nature of the

businesses you are underwriting, it does not appear that emphasizing this measure, based on such a small portion of your business, provides a balanced picture of your business. If you retain the ratio, you should also tell us what additional information you will include to insure that the disclosure is balanced. We may have further comment.

8.   It is inappropriate to selectively disclose particular aspects of your financial condition in the summary. If you wish to discuss any aspect of your financial condition in the summary, you will need to include a balanced presentation that contains all facts necessary to put the selected aspect in context.

9.   In the first full paragraph on page 2 you refer to your "nationally recognized CoverX brand." Please provide us with factual support for the claim that the brand is "nationally recognized" or, in the alternative, delete the claim.

10.   If you retain the disclosure regarding your competitive strengths, you will need to balance it with a discussion, in similar detail, of your competitive weaknesses. If you retain the discussion of your strategy, you will also need to discuss, in similar detail, the impediments that may prevent you from implementing your strategy.

11.   In the last bullet on page 3, please provide more detail regarding your plans to "expand" your capital base. Also, clarify whether this offering is part of the plan.

12.   Please expand the discussion of your corporate history at the top of page 4 to disclose the amount of proceeds from this offering that will be used to repurchase shares from Glencoe. We also think that the discussion of the use of proceeds should be under a more descriptive heading than "Corporate History." Please revise the section accordingly.

13.   Under "Corporate History" on page 4, please identify who controls Glencoe.

The Offering – page 5

14.   Please relocate the content of footnote 1 so that it is included in the third bullet. It appears that you have agreed to repurchase the shares whether or not the over-allotment option is exercised. The only question is whether you will have sufficient funds from the proceeds of this offering to repurchase all of the shares, or whether you will need to obtain additional funds from other sources. Please revise the disclosure in the bullet to clearly state your obligation and the sources and amounts of funds you will need to satisfy it.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data – page 7

15.   Please expand footnote 5 to explain what the combined ratio is used to measure as well as its significance to an investor.

Risk Factors – page 10

16.   Please include a risk factor addressing the risks inherent in the use of proceeds from this offering to repurchase shares from and make other payments to your majority shareholder, Glencoe.

We bear credit risk with respect to our reinsurers, and if any reinsurer fails to pay us, or fails to pay us on a timely basis, we could experience losses. – page 11

17.   Please explain, in reasonable detail, what "fronting arrangements" are and how that activity differs from the direct writing of insurance.

18.   Please identify the three reinsurers referenced in the risk factor and disclose the percentage or dollar amounts of your reinsurance recoverables attributable to each of them.

Our third party governmental entities risk-sharing pooling administration business is concentrated among a limited number of pools and the termination of any single contract for this business could significantly reduce the profitability of this business. – page 17

19.   Please expand the risk factor to briefly explain what "third party governmental entities risk-sharing pools" are. Please provide more detailed information in the business section of the document, including the identities of the entities involved.

The Company – page 21

20.   In the fourth full paragraph on page 22, please explain what a "third party fronting reinsurance arrangement" is.

The Company

Recapitalization, page 22

21.   Please reconcile your disclosure here that states that Holdings became the sole shareholder of FMFC on August 17, 2005 with information presented in the financial statements on Page F-23 that appears to suggest that the 100% ownership was reached on December 29, 2005.

Unaudited Pro Forma Consolidated Statements of Income, page 28

22.   We refer to adjustment (2) of your pro forma statements of income. Please explain to us why you believe showing the application of the assumed proceeds towards the payment of the $65 million aggregate principal of senior notes is an acceptable pro forma adjustment under Article 11 of Regulation S-X. In your response please tell us how this adjustment is factually supportable.

Selected Historical Consolidated Financial and Other Data, page 32

23.   We refer to your definition of expense ratio in footnote (5) to the table. Please tell us why it is appropriate to deduct expenses related to insurance services operations to determine the expense ratio since no earned premiums are derived from insurance services. Please also provide an explanation for including commissions and fee income in the expense ratio.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview - page 37

Change in Business Model – page 38

24.   Please expand the discussion in the next to last paragraph on page 38 to explain how the elimination of fronting fees increased your profitability.

Premiums Produced - page 39

25.   We note that you have included premiums produced as a performance indicator in your disclosures. We believe this measure is considered a non-GAAP measure that must comply with Item 10(e) of Regulation S-K. Please refer to our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003.

Please remove all references to this measure from your filing or tell us why your presentation is considered appropriate.

Critical Accounting Policies - page 40

Loss and Loss Adjustment Expense Reserves - page 40

26. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

- Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR and bulk reserve estimates are more imprecise, please disclose these amounts separately from case reserves.

- We refer to the second paragraph in this section where you discuss your actuarial method. Please revise your disclosures in this paragraph as follows:

  o Clarify what a development factor is.

  o Clarify what the weighted average historical ultimate loss and loss adjustment expense ratio is, quantify it, and show how you calculate it.

- We refer to the third paragraph in this section where you discuss specialty classes. Please revise your disclosure to clarify the process of adjusting your loss and loss adjustment expense reserve estimate using your pricing loss cost multiplier. Also clarify what the pricing loss cost multiplier is.

- Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

- Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses, such as the industry loss development factors used, by tail, business line or specialty class.

- In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Provide your analysis by tail, business line or specialty class and explain why management believes the scenarios quantified are reasonably likely.

27.   Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

28.   You reference a third-party valuation expert. If this reference is retained, the valuation expert should be named and a consent letter will be required in any Securities Act filing.

Commission and Fees - page 42

29.   Please tell us how your basis for your recognition of certain profit sharing commissions when determined and communicated by the other party is consistent with paragraph 44 of SFAS 60. Cite the specific authoritative literature supporting your accounting or revise your disclosures to clarify this. Explain the time lag from when the related policies become effective to when the related revenues are reported to you and explain how and to what extent this time lag affects your revenue estimate.

<u>Investments - page 42</u>

30.   It appears you have had significant other than temporary losses on your investments during 2005 and have significant unrealized losses as of December 31, 2005. Please revise your disclosures with the following information:

• Identify the amount of any material impairment charge reported in your Statement of Operations, how it was measured, and the related circumstances giving rise to the loss.

• Describe whether, and how, those circumstances impact other material investments held.

• Disclose the carrying value of non-traded securities and describe the methodology used to estimate their fair value, including material assumptions made and factors considered.

• Identify the amount of unrecognized impairment loss (i.e. unrealized loss) at December 31, 2005 by investment category and describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary.

• Disclose the following as it relates to the securities with an unrealized loss:

▪ Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;

▪ Consider providing a separate table that separately discloses at a minimum a) investment grade fixed maturity securities, b) non-investment grade fixed maturity securities and c) equity securities. For each class of securities, depict the length of time the securities have continuously been in an unrealized loss position showing the carrying value and the dollar amount of the unrealized losses using separate aging categories (e.g. less than six months, six months to 12 months, over 12 months to 24 months, over 24 months to 36 month etc…). If meaningful in your circumstances, consider providing further categorization for each of the preceding aging categories depicting how much "under water" the unrealized loss is by showing separate categories of unrealized losses as a percentage of carrying value (e.g. less than 20%, 20% to 50%, greater than 50%), while still showing the dollar amount of carrying value and unrealized loss for each further category;

- Disclose any concentrations in the types of securities or industries that exist;

- Disclose the percentage of the fair value of securities and unrealized loss that are non-investment grade and securities that are not rated;

- For fixed maturity securities, disclose in tabular or narrative form the maturity dates;

- Identify the type, carrying value and unrealized loss of individual material underwater securities;

- For securities that you sold during the year at a loss, disclose:

  - The amount of the loss recorded and the fair value at the sales date,

  - Facts and circumstances giving rise to the loss and the sale,

  - The period of time that the security had been continuously in an unrealized loss position; and

  - Why that sale doesn't contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Operating Expenses

Other Operating Expenses - page 46

31.   Please clarify to us and in the filing how a reduction in deferred acquisition expenses
       increases other underwriting and administrative expenses.

Liquidity and Capital Resources

Long-term debt – page 56

32.   Please disclose the leverage ratio, fixed charge coverage ratio, risk-based capital
       requirement, rating agency covenant and surplus covenant that you are required to satisfy
       under your credit agreement.

Contractual Obligations and Commitments - page 57

33.   Please revise the heading of the subcaption 'Non-contractual payments by period' as this
       caption would imply that the insurance contract provides for a payment not in the
       contract.

Reconciliation of Unpaid Losses and Loss Adjustment Expenses - page 63

34.   In your discussion of the prior year loss development please revise your disclosure as
       follow:

       • Clarify why there was adverse development in your safety equipment installation
         and service class lines of business for accident years 2000 to 2002.

       • Expand your disclosure to clarify what was 'atypical' in the development of
         policies written in 1999 to 2001.

       • We disclose that premium rates for the safety equipment installation and services
         class proved to be inadequate. This disclosure would imply that a premium
         deficiency existed for those lines of businesses. Please tell us whether a premium
         deficiency was recorded and also tell us your consideration of paragraphs 32 to 34
         of SFAS 60.

Analysis of Unpaid Loss and Loss Adjustment Expense Development - page 65

35.   Revise the ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:

-   A reconciliation of the net end of period liability with the related gross liability;

-   The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable; and

-   The gross cumulative redundancy or deficiency.

Business – page 70

Industry Background – page 72

36.   Under "Overview", please disclose where you stand in relation to the "top 25 insurance groups."

37.   Please provide us with factual support for each of the claims you make in this section regarding the size of the market and your place in it. Please mark the supporting documents to show the location of the specific information you are relying on and tie it to the specific claim in the prospectus.

38.   Please disclose what the acronym "ISO" stands for.

Insurance Holding Company Regulation – page 83

39.   You say that you are "in the process of seeking approvals" from the Illinois Division of Insurance and the Minnesota Department of Insurance in connection with the recapitalization. Since the recapitalization occurred in 2004, we do not understand why you did not obtain approval prior to the recapitalization. Please explain. Also, disclose what consequences you will face if the approvals are not received. We may have further comment after reviewing your response.

IRIS Ratios – page 84

Richard Smith
First Mercury Financial Corporation
July 5, 2006
Page 12

40.   You say that as of December 31, 2005, FMIC had IRIS ratios outside the usual range in four of the IRIS tests. However, in the next to last sentence of the paragraph you also say that FMIC "had more than four ratios outside the usual range" but you have only identified four ratios in the table. Please revise the disclosure to reconcile these inconsistencies.

41.   We refer to your calculation of estimated current reserve deficiency to policyholders' surplus. Please explain to us why the calculation of this ratio uses historical earned premiums as its denominator instead of surplus.

Restrictions on Paying Dividends – page 85

42.   Please quantify the amounts of the dividends that could have been paid in each of the last three years.

Principal Stockholders – page 96

43.   Identify the natural persons possessing investment and voting rights over the shares held by Glencoe Capital, LLC.

Certain Relationships and Related Party Transactions - page 98

Florida Homeowners Insurance Business – page 98

44.   Please expand the discussion in this section to include all of the information specified in Item 404(b) of Regulation S-K for the current and last fiscal years regarding the amount of business done with this entity.

Delaware law and Charter and Bylaw Provisions' Anti-Takeover Effects – page 102

45.   Please identify your "interested stockholders."

Consolidated Financial Statements

Notes to Consolidated Financial Statements, F-16

46.   It appears the company operates in one segment; please clarify in your next amendment. In addition, disclose product information in accordance with paragraph 37 of SFAS 131.

1. Summary of Significant Accounting Policies, page F-16

Principles of Consolidation and Basis of Presentation, page F-16

47.   Note 1 states that the purchase of FMFC on August 17th, 2005 was accounted for as a purchase and resulted in a new basis of accounting. Elswhere in the document such as on page 22 you refer to this transaction as recapitalization. However, in a recapitalization transaction no change in accounting basis is appropriate. Please reconcile these two conflicting disclosures and revise your disclosures as appropriate.

Investments, page F-18

48.   It is unclear how the accounting policy described here is applied to the "Mortgage-backed securities", and to the "Collateralized mortgage obligations and other asset-backed securities" disclosed in Note 3 on page F-26. Please disclose your accounting policy applied to these investment holdings.

2. Mergers and Acquisitions, page F-22 – F-25

49.   In order for us to evaluate your accounting for the acquisition of FMFC by Holdings in accordance with EITF 88-16, please provide us a full explanation supporting your accounting and provide:
*   The basis for your conclusion that the transaction was highly leveraged. In general we believe that a 60 percent or greater debt financed transaction would meet the highly leveraged test. If the transaction is 50 percent or more debt financed it is probably highly leveraged. Acquisitions involving leverage of significantly less than 50 percent would not meet the criteria for following EITF Issue 88-16 accounting.
*   A detailed analysis of how the transaction met the change in control criterion required by Section 1. of the EITF. The analysis should also clarify how the 28% ownership of the new investors was calculated.
        In addition, revise your disclosures to more clearly state the cost of the acquisition. Refer to paragraph 51(d) of SFAS 141. Revise your disclosures with the results of the third party appraisal firm when the results become available.

8. Other Debt

Junior Subordinated Debentures, page F-32

50.   We note from your disclosure that you provide a full and unconditional guarantee of all
        of the Trust's obligations. Please tell us your consideration of FIN 45 and whether any
        liability has been recorded related to your guarantee.

13. Convertible Preferred Stock, page F-36

51.   Please provide us an analysis of your consideration given to recording a beneficial
        conversion feature for your convertible preferred stock issued. Refer to EITF 98-5 and
        00-27. In addition please disclose the conversion rate of your convertible preferred
        stock.

General

52.   Please revise your interim financial statement disclosures based on the preceding audited
        financial statement comments, as applicable.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. We may have additional comments after reviewing your amendment and responses to
our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Richard Smith
First Mercury Financial Corporation
July 5, 2006
Page 15

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

       You may contact Ibolya Ignat at 202-551-3656 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

       Regards,

       Jeffrey P. Riedler
       Assistant Director

Cc: Scott M. Williams, Esq.
       McDermott Will & Emery LLP
       227 West Monroe Street
       Chicago, Illinois 60606